Exhibit 99.1

Analyst and Media enquiries, please contact Greg Baxter on Tel: 61 2 8274 5377 Mob: 0419 461 368 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011

11 February 2004

James Hardie names its new
Chief Financial Officer

James Hardie announced today that Mr Peter Shafron will take over the role of Chief Financial Officer for the company at the end of May 2004, when the current CFO, Mr Phillip Morley, will retire.

Mr Shafron (42), James Hardie’s Senior Vice President Finance and Legal, joined the company in 1993 and has previously been James Hardie’s Senior Company Solicitor and General Counsel. Before working for James Hardie, Mr Shafron was an associate with the Australian law firm, Allen Allen & Hemsley. He recently completed an MBA at Pepperdine University, USA, and is based in California.

James Hardie’s CEO, Mr Peter Macdonald, said that Mr Shafron brought valuable skills and experience to his new role: “Peter has substantial experience in complex international legal, tax, finance and business environments and has been a key member of my management team for the past five years,” he said.

“In his current and previous roles, he has been involved in all of the company’s major business developments over the past 10 years, including acquisitions, divestments, our corporate restructuring and a range of other complex matters.

“He has also been directly responsible for a range of corporate governance and compliance initiatives and for the successful implementation of James Hardie’s multi-national corporate and business structures.”

Mr Macdonald also paid tribute to Mr Phillip Morley, who joined James Hardie as Chief Accountant in 1984, and worked in a variety of roles before he was appointed CFO in 1997. “Phil played a key role in the creation of our new corporate structure in 2001 and has been involved in all of our major corporate developments for many years.

“He also helped successfully resolve a number of legacy issues and, under his direction, the company became financially strong, with a range of robust financial and risk management systems,” Macdonald said.

End.

Media/Analysts Enquiries:

Greg Baxter – Executive Vice President
Telephone: 61 2 8274 5377
Mobile: 0419 461 368
Email: greg.baxter@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This media release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

     Media Release: James Hardie names its new Chief Financial Officer

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